SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2004



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F     X
              -----                           -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes          No      X
        -----             -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                       (Registrant)

Date:  9 August 2004
                                       By: /s/ John K. Irving
                                           --------------------------------
                                           Name:   John K. Irving
                                           Title:  Vice President, General
                                                   Counsel & Secretary



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

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

     10.1   Press Release of CP Ships Limited "CP SHIPS            4
            WILL RESTATE PREVIOUSLY REPORTED
            FINANCIAL RESULTS", dated 9 August 2004



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

                                                                 Exhibit 10.1

          CP SHIPS WILL RESTATE PREVIOUSLY REPORTED FINANCIAL RESULTS


LONDON, UK (9 August 2004) - Further to its 5th August announcement that the release of its second quarter 2004 financial results has been rescheduled to 16th August, CP Ships Limited announced today that in conjunction with the release of second quarter 2004 results it will restate previously reported financial results.

As announced in May, CP Ships began implementing a new SAP financial accounting system in January. The implementation has revealed some deficiencies in former systems and related business and accounting processes, for which corrective action has been taken and continues. These deficiencies resulted in insufficient accruals for certain costs and also a number of balances from 31st December 2003 that need to be written off. There is no effect on cash.

The main effect will be on 2003. The estimated negative restatement of 2003 net income is between $22 million and $27 million which will be in addition to the $8 million restatement of 2003 net income announced on 11th May 2004 in the first quarter 2004 report. Net income for 2003, which after the $8 million restatement was reported at $74 million, would become between $47 million and $52 million.

To a lesser extent, 2002 will be affected with an estimated downward revision of net income of about $7 million. Net income for 2002 had been reported at $52 million.

Furthermore, first quarter 2004 net income will be revised downward by about $6 million from the $8 million originally reported.

Nonetheless, CP Ships considers that net income for the year 2004 will be higher than 2003 net income, as originally reported before any restatements, of $82 million.

Management has been conducting a thorough review of the financial statements which has involved Internal Audit and the external auditors
PricewaterhouseCoopers and, for this, more



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

time is needed. The review, to be completed to the satisfaction of the Audit Committee of the Board of Directors, is planned to be achieved in time to report second quarter 2004 results and restated prior periods on 16th August.

Pending completion of the review and publication of revised financial statements, investors should not rely on previously reported financial statements and related PricewaterhouseCoopers reports for the years 2003 and 2002 nor on financial statements for first quarter 2004.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 76 ships and 421,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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